No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws and may not be offered or sold in the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. Accordingly, the securities will only be offered and sold within the United States to a limited number of institutional “accredited investors” that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act (“Institutional Accredited Investors”). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution for the Offering.”

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, (604) 632-4677, and are also available electronically at www.sedar.com.

FINAL SHORT FORM PROSPECTUS

New Issue	March 8, 2007

FRONTEER DEVELOPMENT GROUP INC.

$60,475,000

4,100,000 Common Shares

$14.75 per Common Share

          This short form prospectus qualifies the distribution (the “Offering”) of 4,100,000 common shares (“Common Shares”) of Fronteer Development Group Inc. (the “Corporation”) at a price of $14.75 per Common Share (the “Offering Price”).

          The Common Shares of the Corporation are currently listed for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”). The closing price of the Common Shares on the TSX and AMEX on March 7, 2007 was $13.95 and US$11.82 respectively.

          The Common Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of February 22, 2007 between the Corporation and National Bank Financial Inc., Sprott Securities Inc., Canaccord Capital Corporation and Toll Cross Securities Inc. (collectively, the “Underwriters”). The price per Common Share was determined based upon arm’s length negotiations among the Corporation and the Underwriters. See “Plan of Distribution of the Offering” and “Description of Securities Being Distributed”.

	Price to Public	Underwriters’ Fee(1)	Net Proceeds to Corporation(2)
Per Common Share	$14.75	$0.7375	$14.0125
Total Offering	$60,475,000	$3,023,750	$57,451,250

__________________________________
Notes

(1)

The Underwriters will receive a cash commission equal to 5% of the gross proceeds of the Offering (the “Underwriters’ Fee”). See “Plan of Distribution for the Offering” and “Description of Securities Being Distributed”.

(2)	After deducting the Underwriters’ Fee but before deducting expenses of the Offering estimated at $200,000, which will be paid from the proceeds of the Offering.

(3)

The Corporation has granted the Underwriters an over-allotment option (the ‘‘Over-Allotment Option’’), exercisable at any time in whole or in part until thirty (30) days following the closing of the Offering upon two clear Business Days’ prior written notice, to purchase from the Corporation up to an additional 615,000 Common Shares of the Corporation (the ‘‘Additional Shares’’) at the Offering Price, to cover over-allotments and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total ‘‘Price to the Public’’, ‘‘Underwriters’ Fee’’ and ‘‘Net Proceeds to Corporation’’ will be $69,546,250, $3,477,312.50 and $66,068,937.50, respectively. This short form prospectus qualifies the distribution to the Underwriters of the Over-Allotment Option and the Additional Shares of the Corporation issuable upon the exercise of the Over-Allotment Option.

          The Underwriters, as principals, conditionally offers the Common Shares, subject to prior sale if, as and when issued by the Corporation and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of the Corporation by Goodman and Carr LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. After the Underwriters have made a bona fide effort to sell all of the Common Shares at the Offering Price, the Underwriters may decrease the offering price to the public or otherwise change the selling terms. See “Plan of Distribution for the Offering”.

Underwriters’ Position	Maximum Size or Number of Securities Held	Exercise Period/Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	615,000 Common Shares	Exercisable at any time, in whole or in part, until thirty (30) days following the closing of the Offering	$14.75 per share
Compensation Option	Nil	N/A	N/A
Any other option granted by Corporation or insider of Corporation	Nil	N/A	N/A
Total securities under option	615,000 Common Shares	N/A	$14.75 per share
Other compensation securities	Nil	N/A	N/A

          Subscriptions for Common Shares offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on March 15, 2007 or such other date as the Corporation and the Underwriters shall agree (the “Closing Date”), but in no event later than March 31, 2007, and that, other than with respect to United States purchasers, certificates representing the Common Shares sold hereunder will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS on the Closing Date. Such holders of Common Shares acquired pursuant to the Offering will receive only a customer confirmation of purchase from their investment adviser or other nominee who effected the purchase through CDS. See “Non-Certificated Issue System for Non-United States Purchasers”.

          In connection with the Offering, the Underwriters may effect transactions that maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution for the Offering”.

- ii -

          As of the date of this short form prospectus, the Corporation has allocated approximately $53,251,250 of the proceeds of the Offering towards the search for, and acquisition of, additional mineral properties or companies holding such properties. The remainder of the proceeds have been allocated to general corporate expenses. All such allocations shall be at the sole discretion of the management of the Corporation. See “Use of Proceeds” and “Risk Factors – Unallocated Proceeds of Offering”.

          The registered office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5, and its head office is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9.

- iii -

___________________________________________________________________________________________________

          Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of this investment. Unless otherwise specified, all references to dollars in this short form prospectus are to Canadian dollars.

          No person has been authorized to give any information other than that contained in this short form prospectus, or to make any representations in connection with the Offering made hereby, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Corporation. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

          In this short form prospectus, all dollar figures are in Canadian dollars unless indicated otherwise. The annual and interim consolidated financial statements of the Corporation incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles.

          Unless the context otherwise requires, references in this prospectus to the Corporation includes Fronteer Development Group Inc. and each of its material subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Some of the statements contained herein, including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management’s expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as “may”, “will,” “should”, “could”, “anticipate”, “believe”, “expect”, “intend”, “plan”, “potential”, “continue” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risks and uncertainties including those discussed under “Risk Factors” and elsewhere in this short form prospectus. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements.

          Forward-looking statements and other information contained herein concerning mineral exploration and management’s general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

          Forward-looking statements included or incorporated by reference in this short form prospectus include, but are not limited to, statements with respect to:

  the focus of capital expenditures;
  the purchase, sale or development of certain exploration properties;
  the impact of changes in mineral prices on cash flow;
  exploration and acquisition plans;
  the Corporation’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
  the emergence of accretive growth opportunities;
  the Corporation’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
  the quantity of mineral resources and reserves;
  treatment under governmental regulatory regimes and tax laws;
  the performance characteristics of the Corporation’s mineral resource properties; and
  realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

  general economic conditions in Canada, Turkey, Mexico, and globally;
  industry conditions, including fluctuations in the price of precious metals and other minerals;

  governmental regulation of the mineral resource industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  liabilities inherent in mineral exploration;
  geological, technical and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut in or delayed;
  failure to obtain industry partner and other third party consents and approvals, when required, or at all;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under “Risk Factors”.

In addition, please note that statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

These forward-looking statements are made as of the date of this short form prospectus, or in the case of documents incorporated by reference herein, as of the date of such document. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

          The following documents, which have been filed with the various securities commissions in the Provinces of Canada other than the Province of Quebec, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the management information circular of the Corporation dated April 28, 2005;

(b)	the annual consolidated financial statements of the Corporation as at and for the years ended December 31, 2005 and 2004;

(c)	the management’s discussion and analysis of the Corporation for the year ended December 31, 2005;

(d)	the material change report of the Corporation dated February 10, 2006 announcing the proposed initial public offering of Aurora;

(e)	the material change report of the Corporation dated February 10, 2006 announcing drilling results from the Michelin Deposit, Labrador;

(f)	the management information circular of the Corporation dated March 8, 2006;

(g)	the Form 20-F dated March 17, 2006, but not including the disclosure under the headings “Exchange Controls”, “Taxation”, and “Controls and Procedures” in the Form 20-F;

(h)

the material change report of the Corporation dated May 3, 2006 announcing the funding by Teck Cominco Limited (“Teck Cominco”) of US$15,000,000 of operations in connection with Agi Dagi and Kirazli gold projects in Turkey;

(i)	the material change report of the Corporation dated May 11, 2006 announcing a bought deal short form prospectus offering by the Corporation;

(j)

the material change report of the Corporation dated May 15, 2006 concerning amended and restated unaudited interim consolidated financial statements of the Corporation for the three months ended March 31, 2006;

(k)	the material change report of the Corporation dated May 25, 2006 concerning amended and restated management’s discussion and analysis of the Corporation for the three months ended March 31, 2006;

(l)

the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey During the Period February to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, prepared by Gary Giroux, P.Eng. and Ian R. Cunningham-Dunlop, P.Eng.;

(m)

the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey From April 2004 to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, prepared by Gary Giroux, P.Eng. and Ian R. Cunningham- Dunlop, P.Eng.;

(n)	the material change report of the Corporation dated June 1, 2006 announcing the closing of a bought deal short form prospectus offering by the Corporation;

(o)	the material change report of the Corporation dated July 17, 2006 announcing drilling results from the Michelin Deposit, Labrador;

(p)	the material change report of the Corporation dated August 1, 2006 announcing drilling results from the Michelin Deposit, Labrador;

(q)	the material change report of the Corporation dated August 3, 2006 announcing drilling results from the Jacques Lake property, Labrador;

(r)	the material change report of the Corporation dated August 16, 2006 announcing drilling results from the White Bear Lake property, Labrador;

(s)	the material change report of the Corporation dated September 6, 2006 announcing drilling results from the Jacques Lake property, Labrador;

(t)	the material change report of the Corporation dated September 6, 2006 concerning an engineering study in connection with the Michelin Deposit, Labrador;

(u)	the material change report of the Corporation dated September 7, 2006 announcing the participation by the Corporation in a private placement of Aurora;

(v)

the unaudited interim consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2006 (the Notice of No Auditor Review of Interim Consolidated Financial Statements appearing together with the unaudited interim consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2006 is not incorporated by reference);

(w)	the management’s discussion and analysis of the Corporation for the nine months ended September 30, 2006;

(x)	the material change report of the Corporation dated October 6, 2006 announcing the closing of a private placement of Aurora by the Corporation;

(y)	the material change report of the Corporation dated November 6, 2006 announcing drilling results from the Jacques Lake property, Labrador;

(z)	the material change report of the Corporation dated November 9, 2006 announcing drilling results from the Pirentepe project, Turkey;

(aa)	the press release of the Corporation dated November 20, 2006 announcing drilling results from the Kirazli property, Turkey;

(bb)	the press release of the Corporation dated November 22, 2006 announcing drilling results from its property interests in the Wernecke Mountains, Yukon Territory;

(cc)	the material change report of the Corporation dated December 7, 2006 announcing the exercise of earn back rights by Teck Cominco;

(dd)	the material change report of the Corporation dated December 13, 2006 announcing a change in the board of directors of the Corporation;

(ee)	the press release of the Corporation dated December 19, 2006 announcing drilling results from its property interests in the Wernecke Mountains, Yukon Territory;

(ff)	the press release of the Corporation dated January 9, 2007 announcing drilling results from the Agi Dagi property, Turkey;

(gg)	the material change report of the Corporation dated January 17, 2007 announcing drilling results from the Halilaga property, Turkey;

(hh)	the material change report of the Corporation dated February 16, 2007 announcing a resource update on the CMB uranium property, Labrador;

(ii)

the technical report entitled “The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007 prepared by D. Wilton and Gary Giroux;

(jj)	the press release of the Corporation dated February 22, 2007 announcing the Offering; and

(kk)	the press release of the Corporation dated March 8, 2007 announcing drilling results from the Halilaga property, Turkey.

          Material change reports (excluding confidential reports), interim financial statements (unaudited), annual financial statements and the auditor’s report thereon, management’s discussion and analysis, any business acquisition reports and information circulars which are filed by the Corporation which are filed with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

          Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

          Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the secretary of the

Corporation at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, (604) 632-4677, and are also available electronically at www.sedar.com.

SUMMARY DESCRIPTION OF THE BUSINESS

General Development

          The Corporation was incorporated under the name “1334970 Ontario Inc.” under the laws of the Province of Ontario on January 11, 1999. On February 2, 1999, the Corporation filed Articles of Amendment to change its name to “Fronteer Development Group Inc.” The common shares of the Corporation began trading on the TSX on July 11, 2003.

          In February 2004, the Corporation signed a letter of intent with TCAM, the Turkish subsidiary of Teck Cominco, to acquire a 100% interest, subject to a back-in right in favour of TCAM, in five epithermal gold properties in Western Turkey known as the Agi Dagi Property, the Kirazli Property and the Biga Properties. In 2004, the Corporation entered into three separate Memorandums of Understanding outlining the terms under which the Corporation could earn its 100% interest in these properties. On April 30, 2006, TCAM elected to exercise its right to earn back an interest in Fronteer's 100% owned Agi Dagi and Kirazli gold projects by spending an aggregate of US$15 million (US$10 million at Agi Dagi and US$5 million at Kirazli) over the next two years. TCAM can earn a 60% interest in the projects by incurring the required expenditures, half of which must be incurred before April 30, 2007. TCAM may also earn an additional 10% interest upon completion of additional earn-back requirements. On December 7, 2006, TCAM elected to exercise its right to earn back a 60% interest in four additional properties of Fronteer, namely the Halilaga, Pirentepe, TV Tower and Dedidagi properties, by expending 3.5 times the expenditures of the Corporation on such properties over the ensuing three years, of which one-half must be spent in the first year. TCAM may also earn an additional 10% interest in these properties by completing additional earn-back requirements. Accordingly, TCAM has now exercised its earn-back right on all six of the Corporation’s designated projects in northwestern Turkey. During the earn-back periods for each of the foregoing properties, Fronteer retains its 100% ownership of the projects.

          In June 2005, the Corporation and Altius Minerals Corporation (“Altius”), a publicly traded corporation listed on the TSX Venture Exchange, incorporated Aurora and transferred to Aurora their respective 50% interests in iron oxide-uranium-copper-gold licenses and groups of mineral claims which they had previously acquired by staking within a regional area of interest in central Labrador during 2003, 2004 and 2005. Aurora was initially owned as to approximately 52% by the Corporation and approximately 48% by Altius, and Altius was granted a 2% net smelter royalty on precious and base metals and a 2% net sales royalty from uranium. In June and August 2005, the Corporation funded Aurora by subscribing for an aggregate of 4,444,440 Class B common shares, thereby increasing its ownership percentage to approximately 56.8% . On March 22, 2006, Aurora completed an initial public offering of 6,944,444 common shares of Aurora. On April 5, 2006, Aurora issued an additional 1,041,667 common shares at $3.60 per share on the exercise of the underwriter’s over-allotment option, following which the Corporation’s interest in Aurora was reduced to approximately 49.3% . In connection with such initial public offering, the common shares of Aurora commenced trading on the TSX under the symbol “AXU”. Effective October 5, 2006, the Corporation acquired an additional 956,938 common shares of Aurora at a price of $10.45 per share, which private placement was completed concurrently with a bought deal financing by Aurora, following which the Corporation’s interest in Aurora was further reduced to approximately 47.1% .. The Corporation’s current interest in Aurora is approximately 47.06% . Additional information concerning Aurora is available on Aurora’s website at www.aurora-energy.ca.

          Also in June 2005, the Corporation began trading on the AMEX.

          In November 2005, the Corporation entered into an agreement with Minera Teck Cominco S.A. de C.V., the Mexican subsidiary of Teck Cominco, to acquire a 100% interest in two gold projects in Jalisco state, Mexico, known as the San Pedro and Clara properties (the “Mexico Properties”).

          In January 2006, the Corporation announced an agreement with Rimfire, Newmont Inc. and NMVI Mining Inc. whereby the Corporation and Rimfire can acquire a 100% interest in 410 mineral claims and a geological data on the claims, set in the Yukon, Canada, known as the Werneke Breccias (the “Yukon Properties”). The Corporation completed its $2 million earn-in expenditure requirement in 2006, upon which the Corporation earned 80% ownership and Rimfire earned 20% ownership of such mineral claims and data, subject to a 2% net smelter royalty retained by the vendors. Future exploration expenses on the Yukon Properties will be shared by the Corporation and Rimfire on a pro rata basis, subject to dilution for non-participation (with each party’s interest being converted to a 3% net profits interest after payback of capital, should either party’s interest fall below 5%). In addition, the Corporation has staked an additional 1,600 claims in an area that falls under an area of influence within the agreement that subjects the staked claims to the terms of the agreement.

          In May, 2006, the Corporation completed a bought deal short form prospectus offering, pursuant to which it issued an aggregate of 6,000,000 Common Shares at a price of $6.40 per Common Share. Set forth below is a tabular comparison of disclosure previously made as to how the Corporation proposed to expend the proceeds of such offering (other than with regard to working capital), as well as details as to how such proceeds have been expended to date:

	Disclosed Use of Proceeds	Actual Use of Proceeds
Advance early stage exploration activities on the Corporation’s Biga properties, Yukon Properties and Mexico Properties	$5,000,000	$3,204,008(1)
Further exploration of the Corporation’s Biga properties, Yukon Properties and Mexico Properties, if warranted	$10,000,000	$7,200,000(2)
Search for and acquisition of additional property interests or companies holding such properties	$20,000,000	$24,595,992

(1)      This amount represents funds expended on these projects from June 30, 2006 to December 31, 2006, inclusive. Due to the exercise by TCAM of its earn-back rights with respect to these properties, less funds were expended by the Corporation than originally anticipated. See “Summary description of the Business – General Development” above.
(2)      This amount represents the maximum budget for expenditures on the Corporation’s Yukon and Mexican property interests for 2007. Expenditure of the full amount will be conditional upon receipt of positive interim drilling results. See note (1) above with respect to the Corporation’s interest in the Biga property.

          In November, 2006, the Corporation announced that a new uranium prospect had been discovered from the Fireweed prospect in the Wernecke Mountains, Yukon Territory, where assays from 88 locally derived boulders averaged 0.23% U3O8 with anomalous gold and copper. Subsequently, in December, 2006, the Corporation announced encouraging new uranium-copper-gold-silver results from three additional Olympic Dam-style prospects in the Wernecke Mountains, Yukon Territory. These three prospects are expected to be the subject of a 10,000 metre follow-up drill program in the summer of 2007. For further details, please refer to the press releases of the Corporation dated November 22, 2006 and December 19, 2006, each of which is incorporated herein by reference.

          Also in November, 2006, the Corporation announced new drill results from its property interests in western Turkey, including 11.02 grams per tonne of gold identified over 15.2 meters at the Kirazli property, northwestern Turkey. In January, 2007, the Corporation announced that drilling on its 100% owned Halilaga Project in Turkey had also intersected a wide interval of porphyry copper-gold mineralization, including 0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres. In addition, on January 9, 2007, the Corporation announced that it was continuing to expand its Agi Dagi gold project in northwestern Turkey as four new drill holes in the Deli zone continued to demonstrate that the resource area remains open for expansion. On March 8, 2007, the Corporation announced further drill results from its Halilaga Project in Turkey, where it was reported that four new drill holes had intersected wide intervals of economically significant porphyry copper-gold mineralization including 2.38 grams per tonne gold equivalent over 197 metres starting at surface. For further details, please refer to the press releases of the Corporation dated November 20, 2006, January 9, 2007 and March 8, 2007, and the material change report of the Corporation dated January 17, 2007, each of which is incorporated herein by reference.

          For further details on the property interests of the Corporation, please see the disclosure under Section 4.D “Property, Plant and Equipment” in the Form 20-F, which is incorporated herein by reference.

Organization Structure

          The following sets forth the names of the material subsidiaries of the Corporation and other material ownership interests of the Corporation, and their respective jurisdictions of incorporation.

Business Objectives

          The primary business objective of the Corporation is to acquire, explore and develop prospective mineral resource properties. The Corporation expects to use the net proceeds from the Offering to search for and make strategic investments in or acquire additional properties which are prospective for mineral resources, or companies holding such properties, and for general business development purposes. See “Use of Proceeds”.

          The Corporation’s business strategy involves growth through the acquisition of additional interests in prospective mineral resource properties or companies holding such properties, coupled with the implementation of recommended programs with respect to the exploration and development of such properties. In the past, the Corporation’s acquisitions have focused on earlier stage mineral resource properties with exploration and discovery potential. The Corporation is seeking to make strategic investments in or acquire exploration properties or producing properties with undeveloped exploration potential, or companies or interests in companies holding such properties (the “Acquisition Criteria”).

This could include strategic investments in companies or properties in which the Corporation already has a shareholding or interest. The Corporation may enter into partnerships or joint ventures in order to fully exploit the potential of its existing exploration assets.

          In order for the Corporation to achieve its business objectives of acquiring interests in mineral resource properties and exploring for mineralization, the short-term objectives of the Corporation over the ensuing twelve months include (i) advancing its exploration program on the Yukon Properties; (ii) undertaking further exploration work in Turkey; (iii) advancing its exploration program on the Mexico Properties; (iv) the search for and acquisition of additional mineral resource properties or companies holding such properties which meet the Acquisition Criteria; and (v) the pursuit of additional financing, if required. See “Use of Proceeds” and “– General Development”.

Management

          Since 2001, the existing management of Fronteer has assembled a substantial portfolio of high quality mineral resource properties. Most of the properties have been acquired either by staking or from third parties pursuant to acquisitions or on the exercise of property options. See “– General Development”. In addition, the Corporation’s board of directors has a long history of advising on and implementing acquisition strategies.

          For further details on the management and board of directors of the Corporation, please see the disclosure under Section 6 “Directors, Senior Management and Employees” in the Form 20-F, which is incorporated herein by reference.

Recent Developments

          On February 13, 2007, the Corporation reported that Aurora has announced the results of independent resource estimates for Aurora’s 100% owned Michelin and Jacques Lake uranium deposits in coastal Labrador. The two estimates collectively yield:

1.	A measured and indicated resource of 58 million pounds of U3O8; and

2.	An additional inferred resource of 38 million pounds of U3 O8 .

Aurora’s uranium resource base has increased 170% in just over 12 months. Aurora has planned a comprehensive program for 2007, which will include 80,000 to 100,000 metres of drilling, with a budget of approximately $20 million. Aurora is planning to complete 25% of its drilling at the Michelin target, 25% at the Jacques Lake target and the remaining 50% on additional targets within the district.

          In addition to drilling, Aurora has reported that it has allocated $5 million for baseline environmental studies and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Engineering studies, infrastructure and economic studies will continue under the direction of SNC-Lavalin, as the lead engineering firm for the development of the Michelin and Jacques Lake deposits. Environmental baseline studies have been on-going for the past two years and are expected to continue in 2007.

          Aurora has also applied for drill permits to both the Nunatsiavut government and the province of Newfoundland and Labrador. Subject to permit approval and weather, Aurora has announced that it anticipates beginning its drill program at its Melody Lake and Jacques Lake targets by mid-March, 2007. In addition, Aurora plans to conduct a Titan Induced Polarization survey at the Michelin target to further delineate the deposit. Winter drilling permits for Michelin, which is located on Labrador Inuit Land, are expected by Aurora to be received once the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands have been finalized. To the best of its knowledge, Aurora has reported that the earliest it anticipates the Nunatsiavut and provincial governments to finalize these standards is March 31, 2007.

CONSOLIDATED CAPITALIZATION

          The following table sets forth the capitalization of the Corporation as at September 30, 2006 (based on the unaudited interim consolidated financial statements of the Corporation in respect of the nine months ended September 30, 2006), and as of September 30, 2006 after giving effect to the Offering. There has been no material change in the capitalization of the Corporation since September 30, 2006.

Designation	Outstanding as at September 30, 2006 (unaudited)	Outstanding as at September 30, 2006 after giving effect to the Offering, assuming no exercise of the Over- Allotment Option(1) (unaudited)	Outstanding as at September 30, 2006 after giving effect to the Offering, assuming full exercise of the Over- Allotment Option(1) (unaudited)
Long-term debt	-	-	-
Common Shares (authorized — unlimited)	$82,877,854 (59,886,854 Common Shares)	$140,129,104 (63,986,854 Common Shares)	$148,746,792 (64,601,854 Common Shares)
Share purchase warrants (authorized – 4,589,950)	$1,988,888 (2,500,861 share purchase warrants)	$1,988,888 (2,500,861 share purchase warrants)	$1,988,888 (2,500,861 share purchase warrants)
Contributed surplus	$5,538,555	$5,538,555	$5,538,555
Deficit	$3,119,242	$3,119,242	$3,119,242
Shareholders’ Equity	$87,286,055	$144,537,305	$153,154,993

__________________________________
Notes

(1)	Without giving effect to the issuance of any Common Shares which have been allocated and reserved for issuance upon the exercise of 4,419,200 outstanding stock options of the Corporation.

USE OF PROCEEDS

          The net proceeds from the Offering are estimated to be as follows:

Description	Offering
Gross Proceeds(1)	$60,475,000
Underwriters’ Fees(1)	$3,023,750
Estimated Expenses	$200,000
Estimated Net Proceeds(1)	$57,251,250

__________________________________
Notes

(1)

Assuming no exercise of the Over-Allotment Option. In the event that the Over-Allotment Option is exercised in full, the gross proceeds of the Offering, Underwriters’ Fees and estimated net proceeds of the Offering would be $69,546,250, $3,477,312.50 and $65,868,937.50, respectively.

          The Corporation expects to use the total funds available as set forth above for the purposes described below:

Use of Proceeds	Offering
Search for and acquisition of mineral resource properties or companies holding such properties which meet the Acquisition Criteria(1)	$53,251,250
General corporate expenses(3)(4)	$4,000,000
TOTAL	$57,251,250(2)(3)

__________________________________
Notes

(1)

There are no definitive plans for the expenditure of these funds as of the date of this short form prospectus. All allocations will be at the sole discretion of management of the Corporation. See “Summary Description of the Business – Business Objectives” and “Risk Factors – Unallocated Proceeds of the Offering”.

(2)

The Corporation will hold all proceeds of the Offering which will not be used in the near term in term deposits or interest bearing accounts at major Canadian chartered banks pending their expenditure.

(3)

Assuming no exercise of the Over-Allotment Option. In the event that the Over-Allotment Option is exercised in full, the additional net proceeds of the Offering are expected to be allocated to general corporate expenses.

(4)

General corporate expenses expected to be funded include (i) investor relations, promotion and advertising ($900,000); (ii) wages and benefits ($1,600,000); (iii) office and general ($380,000); (iv) rent ($110,000); (v) accounting and audit costs ($110,000); (vi) legal costs ($150,000); (vii) listing and filing fees ($200,000); and (viii) bonus payments ($550,000).

          The Corporation intends to spend the funds available to it as stated in this short form prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

PLAN OF DISTRIBUTION FOR THE OFFERING

          Pursuant to the Underwriting Agreement among the Corporation and the Underwriters, the Corporation has agreed to sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date, 4,100,000 Common Shares, at a price of $14.75 per Common Share payable in cash to the Corporation against delivery of certificates representing the Common Shares subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. It is intended that the closing of the Offering will take place on or about March 15, 2007, or such other date as may be agreed upon by the Corporation and the Underwriters, but in no event later than March 31, 2007. The Corporation has also granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time until thirty (30) days following the Closing Date, upon two clear Business Days’ prior written notice, to purchase from the Corporation up to 615,000 Additional Shares at the Offering Price. Except for purchasers in the United States as set forth below, it is expected that non-certificated confirmations representing the Common Shares will be issued in registered form to CDS or its nominee on the Closing Date. See “Non-Certificated Issue System for Non-United States Purchasers”.

          The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before May 23, 2007.

          In connection with the Offering, the Underwriters may effect transactions that maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

          The price per Common Share was determined based upon arm’s-length negotiations among the Corporation and the Underwriters. The Underwriting Agreement provides that the obligations of the Underwriters pursuant to the Underwriting Agreement are several and not joint, and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

          Pursuant to the Underwriting Agreement, the Underwriters will receive a commission equal to 5% of the gross proceeds of the Offering (approximately $0.7375 per Common Share) for an aggregate commission of $3,023,750 (or $3,477,312.50 if the Over-Allotment Option is exercised in full). See “Use of Proceeds”. The Corporation will also pay certain expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement. The Corporation has also agreed to indemnify the Underwriters, their respective affiliates and their respective directors, officers, partners, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

          Pursuant to a policy statement of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities.

          After the Underwriters have made a bona fide effort to sell all of the Common Shares at the Offering Price, the Underwriters may decrease the offering price to the public or otherwise change the selling terms from time to time. In any such event, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

          During the period ending 60 days following the Closing Date, the Corporation agrees not to issue, sell or offer Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, except in connection with (i) the exercise of the Over-Allotment Option, (ii) the grant or exercise of stock options or other similar issuances pursuant to the Corporation’s stock option plan and other share compensation arrangements, and (iii) options, warrants and convertible securities of the Corporation outstanding on the date hereof.

          The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered, directly or indirectly, within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also enables the Underwriters, through one or more of its U.S. registered broker-dealer affiliates, to offer the Common Shares to Institutional Accredited Investors in the United States to whom the Corporation will sell the Common Shares in transactions that are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

          In addition, until 40 days after the commencement of the Offering, any offer or sale of the Common Shares offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.

          The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Certificates representing any securities that are sold or issued in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

          Terms used in this section have the meanings ascribed to them by Regulation S under the U.S. Securities Act.

          The Common Shares offered hereby may only be offered to persons resident in the United Kingdom who are qualified investors for the purpose of Section 86(7) of the Financial Services and Markets Act 2000 (the “FSMA”), and also within the categories of persons referred to in articles 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 who are acting on their own behalf or in circumstances where Section 86(2) of the FSMA applies.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Overview

          This short form prospectus qualifies the distribution of Common Shares. Details of the Common Shares of the Corporation are set forth below.

Common Shares

          The Corporation is authorized to issue an unlimited number of Common Shares. There are 62,982,015 Common Shares issued and outstanding as of March 7, 2007. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends on the Common Shares, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

NON-CERTIFICATED ISSUE SYSTEM FOR NON-UNITED STATES PURCHASERS

          Non-certificated Common Shares for purchasers outside of the United States will be issued in registered form to CDS or its nominee on the Closing Date. Transfers of ownership of such Common Shares will be effected through records maintained by brokers, dealers, banks or other financial institutions for whom, from time to time, CDS effects book entries for the Common Shares deposited with CDS (each, a “CDS Participant”). Indirect access to the CDS system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly. Each purchaser of a Common Share outside of the United States will receive a customer confirmation of purchase from the CDS Participant from which such Common Share is purchased in accordance with the practices and procedures of such CDS Participant.

          Other than United States purchasers, no holder of a Common Share will be entitled to a certificate or other instrument from the Corporation, the Underwriters or CDS evidencing that person’s interest in or ownership of Common Shares, or will be shown on the records maintained by CDS, except through an agent that is a CDS Participant. All rights of an owner of Common Shares other than a United States purchaser hereunder, must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds such Common Shares. The ability of a beneficial owner of a Common Share to pledge his or her Common Share, or take action with respect thereto (other than through a CDS Participant) may be limited due to the lack of physical certificates.

ELIGIBILITY FOR INVESTMENT

          In the opinion of Goodman and Carr LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the provisions of the Tax Act, the regulations thereunder, the Common Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by Deferred Plans.

LEGAL OPINIONS AND EXPERTS

          The matters referred to under “Eligibility for Investment” and certain other legal matters relating to the securities offered hereby will be passed upon by Goodman and Carr LLP, on behalf of the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters.

          As of March 8, 2007, partners of Goodman and Carr LLP and partners of Blake, Cassels & Graydon LLP own Common Shares of the Corporation representing less than 1% of all of the issued and outstanding Common Shares. As of March 8, 2007, PricewaterhouseCoopers LLP (the auditors of the Corporation) have reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

          In addition, none of the partners of Goodman and Carr LLP or Blake, Cassels & Graydon LLP, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any of its associates or affiliates.

          The individuals named below have each prepared technical reports for the Corporation with respect to certain of the properties in which the Corporation holds an interest. Please see the disclosure under Section 4D “Property, Plants and Equipment” in the Form 20-F, which is incorporated herein by reference. Both (i) as of March 8, 2007; and (ii) at all times from the dates of the respective technical reports authored by the following individuals, to March 8, 2007, the following individuals have each held Common Shares of the Corporation representing less than 1% of all of the issued and outstanding Common Shares:

(a)

Ian R. Cunningham-Dunlop, P.Eng., author of the technical reports entitled (i) “The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey, During the Period May 2004 to January 2005” dated February 11, 2005; (ii) “The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey During the Period February to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006 (co-authored with Gary Giroux, P.Eng.); and (iii) “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey From April 2004 to December 2005” dated March

10, 2006 as amended May 25, 2006 and as further amended May 25, 2006 (co-authored with Gary Giroux, P.Eng.);

(b)

Gary Giroux, P.Eng., author of the technical reports entitled (i) “The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007 (co-authored by D. Wilton); (ii) “The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey During the Period February to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006 (co-authored with Ian R. Cunningham-Dunlop, P.Eng.); and (iii) “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey From April 2004 to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006 (co-authored with Ian R. Cunningham-Dunlop, P.Eng.); and

(c)

Derek Wilton, author of the technical report entitled “The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007 (co- authored by Gary Giroux).

          Mr. Ian R. Cunningham-Dunlop also serves as Exploration Manager of the Corporation.

          Investors are encouraged to consult their own tax advisors for advice with respect to the income tax consequences of an investment in the securities offered under this short form prospectus based upon their particular circumstances.

RISK FACTORS

          There are certain risks associated with an investment in the Common Shares, including those described below. Prospective Investors and their advisors should carefully consider such risk factors associated with an investment in Common Shares before purchasing any Common Shares.

Risks Associated with the Offering

Unallocated Proceeds of Offering

          As of the date of this short form prospectus, the Corporation has no definitive plans for the expenditure of the proceeds of the Offering. The proceeds have been allocated towards the search for, and strategic investment in or acquisition of, additional mineral properties or companies holding such properties. All such allocations shall be at the sole discretion of the management of the Corporation, and there can be no assurance as of the date of this short form prospectus as to how such funds will be expended. See “Summary Description of the Business – Business Objectives” and “Use of Proceeds”.

Market Price of Common Shares

          There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of small- and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in gold and uranium prices, other precious metal prices or other mineral prices, the U.S. dollar, the Canadian dollar, the Turkish Lira, the political environment in Turkey, or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. If an active market for the Common Shares does not continue, the liquidity of an investor’s investment may be limited and the price of the Common Shares may decline below the Offering Price. If such a market does not develop, Investors may lose their entire investment in Common Shares.

          As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution to Common Shares

          As of March 7, 2007, the Corporation had 62,982,015 Common Shares and 4,419,200 stock options issued and outstanding. Following the completion of the Offering, there will be an additional 4,100,000 Common Shares issued and outstanding (or an additional 4,715,000 Common Shares issued and outstanding in the event that the Over-Allotment Option is exercised in full). See “Description of Securities Being Distributed”. The increase in the number of Common Shares issued and outstanding, and the sales of such shares, may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Corporation’s existing shareholders will be diluted.

Risks Associated with the Corporation

Exploration, Development and Operating Risks

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation’s operations.

          Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Political Stability and Government Regulation Risks

          The operations of the Corporation are currently conducted in part in Turkey and Mexico and, as such, the operations of the Corporation are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; extreme fluctuations in currency exchange rates; and changing political conditions, currency controls and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Turkey or Mexico may adversely affect the operations or profitability of the Corporation. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Corporation.

Reliability of Resource Estimates

          There is no certainty that any of the Mineral Resources identified on any of the Corporation’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

          Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation’s results of operations and financial condition.

No History of Mineral Production

          The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Insurance and Uninsured Risks

          The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

          Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

          All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

          There may be undetected title defects affecting the Corporation’s properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has conducted only limited surveys of certain of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation’s operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

          It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

          The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation’s costs and delay its activities, and could adversely affect the operations of the Corporation.

Competition

          The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

Hedging

          The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital

          The development and exploration of the properties in which the Corporation holds an interest will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Metal Prices

          The price of the Common Shares, and the consolidated financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of gold, uranium and other metals or other minerals. The price of gold, uranium and other metals or other minerals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of gold, uranium, or other metals or other minerals could cause continued development of and commercial production from the properties in which the Corporation holds an interest to be impracticable. Depending on the price of gold, uranium and other metals and other minerals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent upon the prices of gold, uranium and other metals and other minerals being adequate to make these properties economic.

          In addition to adversely affecting the resource estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

          Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars and other currencies. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation’s profitability, results of operations and financial condition. In addition, the operations of the Corporation are currently conducted in part in Turkey and, as such, the operations of the Corporation may be adversely affected by extreme fluctuations in the exchange rate of the Turkish Lira. See “- Political Stability and Government Regulation Risks” above.

Government Regulation

          The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

Dividend Policy

          No dividends on the Common Shares have been paid by the Corporation to date. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

          Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Corporation to raise capital through future sales of Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the effective price of the Common Shares in the Offering. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Common Shares that they may seek to liquidate.

Key Executives

          The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

          Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

PURCHASERS’ STATUTORY RIGHTS

          Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

GLOSSARY

The following terms used in this short form prospectus have the meanings ascribed to such terms as set forth below:

Acquisition Criteria has the meaning given to such term under the heading “Summary Description of the Business – General Development”.

Additional Shares means the up to 615,000 additional Common Shares issuable by the Corporation pursuant to the Over-Allotment Option.

Altius means Altius Minerals Corporation.

AMEX means the American Stock Exchange.

Aurora means Aurora Energy Resources Inc.

Business Day means a day, other than a Saturday or Sunday, on which the commercial banks in the City of Toronto are open for the regular transaction of business.

CDS means the CDS Clearing and Depository Services Inc.

Closing Date means March 15, 2007 or such other date as the Corporation and the Underwriters shall agree, but in no event later than March 31, 2007.

Common Shares means the common shares of the Corporation, without par value, as constituted on the date hereof.

Corporation means Fronteer Development Group Inc.

Deferred Plans means, collectively, registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Form 20-F means the annual report on Form 20-F filed by the Corporation in respect of its fiscal year ended December 31, 2005.

Institutional Accredited Investors means institutional “accredited investors” that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act.

Investors means prospective purchasers of Common Shares offered by this short form prospectus.

Mexico Properties has the meaning given to such term under the heading “Summary Description of the Business – General Development”.

Offering means the offering of 4,100,000 Common Shares and 615,000 Additional Shares as qualified by this short form prospectus.

Over-Allotment Option means the over-allotment option granted by the Corporation to the Underwriters, exercisable in whole or in part at any time until thirty (30) days following the closing of the Offering upon two clear Business Days’ prior written notice, to purchase from the Corporation up to 615,000 Additional Shares at the Offering Price, to cover over-allotments and for market stabilization purposes.

Regulations means the regulations promulgated under the Tax Act.

Rimfire means Rimfire Minerals Inc.

Tax Act means the Income Tax Act (Canada).

TCAM means Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.

Teck Cominco means Teck Cominco Limited.

TSX means the Toronto Stock Exchange.

Underwriters means National Bank Financial Inc., Sprott Securities Inc., Canaccord Capital Corporation and Toll Cross Securities Inc., collectively.

Underwriters’ Fee means the cash commission equal to 5% of the gross proceeds of the Offering, payable to the Underwriters pursuant to the Underwriting Agreement.

Underwriting Agreement means the agreement dated February 22, 2007 between the Corporation and the Underwriters described under “Plan of Distribution”.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Yukon Properties has the meaning given to such term under the heading “Summary Description of the Business – General Development”.

AUDITORS’ CONSENT

          We have read the short form prospectus of Fronteer Development Group Inc. (the “Corporation”) dated March 8, 2007 relating to the issue and sale of 4,100,000 Common Shares of the Corporation. We have complied with Canadian generally-accepted standards for an auditor’s involvement with offering documents.

          We consent to the use in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for each of the years then ended. Our report is dated March 8, 2006.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
Canada
March 8, 2007

CERTIFICATE OF THE CORPORATION

Dated: March 8, 2007

          This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) Mark O’Dea	(Signed) Sean Tetzlaff
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) George Bell	(Signed) Oliver Lennox-King
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 8, 2007

          To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

NATIONAL BANK FINANCIAL INC.	SPROTT SECURITIES INC.

(Signed) Daniel W. Wilton	(Signed) Darren Wallace
Director	Director

CANACCORD CAPITAL CORPORATION

(Signed) Jens Mayer
Executive Vice-President and Managing Director

TOLL CROSS SECURITIES INC.

(Signed) Rodger Gray
President